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November 1, 2017

Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 6-1 Amendment No. 1 to Registration Statement on Form S-6 Filed November 1, 2017 File Nos.: 333-220683 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on November 1, 2017 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for the Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 6-1, a series of the Alaia Trust.  The Amendment incorporates responses to the comments transmitted by the Staff in your letter of October 26, 2017.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response.  Page number references in our response refer to the EDGAR version of the Amendment.

PROSPECTUS

Cover

1.          The second bullet point of the cover page states that the trust seeks to provide a percentage total return that “increases on a one-to-one basis with any percentage increase in the value of the SPDR S&P 500 ETF Trust.” Please revise this bullet point to clarify that the trust seeks to provide a return that equals the return of the SPDR S&P 500 ETF Trust. Please also make corresponding changes to similar disclosures throughout the prospectus.

Edward P. Bartz
U.S. Securities and Exchange Commission
November 1, 2017

The disclosure in the second bullet point of the cover page has been revised to state that Alaia Trust seeks to provide “a percentage total return per unit that equals any positive return in the SPDR® S&P 500® ETF Trust (the “Reference Asset”) relative to the Initial Reference Value (the “Equal Upside”), or equals [50]%, or half, of any negative return in the Reference Asset relative to the Initial Reference Value (the “Partial Downside”).”

Corresponding changes to similar disclosures throughout the prospectus have also been made.

Fees and Expenses Table (Page 16)

2.          We note that the information in the Fees and Expenses Table, as well as the Example following the Table, is incomplete. Please provide us with a completed Fees and Expenses Table and Example as soon as possible.

We will complete the Fees and Expenses Table and Example in the final amendment for which effectiveness will be requested.

GENERAL COMMENTS

3.          Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Alaia Trust will not be submitting any new exemptive applications or no-action requests in connection with the Amendment.

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Please feel free to call me at (212) 336-4177 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner
Lailey Rezai